Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Agrify Corporation on Form S-1 (File No. 333-251616), which includes an explanatory paragraph as to the Company’s ability to continue as a Going Concern, of our report dated March 19, 2020 (except for Note 13, as to which is dated January 12, 2021), with respect to our audits of the consolidated financial statements of Agrify Corporation and Subsidiary as of December 31, 2019 and 2018 and for the two years in the period ended December 31, 2019, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Melville, NY

January 12, 2021